UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

WAL-MART STORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

931142-10-3

(CUSIP Number)

12/31/12

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 931142-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) S. Robson Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,845,300**
	6.	SHARED VOTING POWER 1,610,701,822**
	7.	SOLE DISPOSITIVE POWER 2,781,783**
	8.	SHARED DISPOSITIVE POWER 1,610,701,822**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,547,122**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.23%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

13G

CUSIP No. 931142-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) John T. Walton Estate Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0**
	6.	SHARED VOTING POWER 1,609,891,131**
	7.	SOLE DISPOSITIVE POWER 0**
	8.	SHARED DISPOSITIVE POWER 1,609,891,131**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,891,131**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.12%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

**	For additional information, see Schedule A and the footnotes thereto.

13G

CUSIP No. 931142-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jim C. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,499,303**
	6.	SHARED VOTING POWER 1,613,328,196**
	7.	SOLE DISPOSITIVE POWER 10,499,303**
	8.	SHARED DISPOSITIVE POWER 1,613,328,196**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,827,499**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.54%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

13G

CUSIP No. 931142-10-3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Alice L. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,976,420**
	6.	SHARED VOTING POWER 1,650,895,113**
	7.	SOLE DISPOSITIVE POWER 6,976,420**
	8.	SHARED DISPOSITIVE POWER 1,650,895,113**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,871,533**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.56%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Item 1.

(a)	Name of Issuer.

Wal-Mart Stores, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

702 S.W. 8th Street

Bentonville, Arkansas 72716

Item 2.

(a)	Names of Persons Filing.

S. Robson Walton;

John T. Walton Estate Trust;

Jim C. Walton; and

Alice L. Walton

(b)	Address of Principal Business Offices, or, If none, Residence.

The principal business office of each person

named in Item 2(a) above is P.O. Box 1860,

Bentonville, Arkansas 72712.

(c)	Citizenship.

Each individual filing this Schedule 13G is a

citizen of the United States. The John T. Walton

Estate Trust is subject to and governed by United

States Federal and State laws.

(d)	Title of Class of Securities.

Common Stock.

(e)	CUSIP Number.

931142-10-3

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Schedule A hereto.

(b)	Percent of Class:

See Schedule A hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote _______________.

(ii)	Shared power to vote or to direct the vote _______________.

(iii)	Sole power to dispose or to direct the disposition of _______________.

(iv)	Shared power to dispose or to direct the disposition of _______________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see rule 240.13d-3(d)(1).

See Schedule A. hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
Date

/s/ S. Robson Walton
S. Robson Walton, individually and in his capacity as cotrustee of the John T. Walton Estate Trust

/s/ Jim C. Walton
Jim C. Walton, individually and in his capacity as cotrustee of the John T. Walton Estate Trust

/s/ Alice L. Walton
Alice L. Walton, individually and in her capacity as cotrustee of the John T. Walton Estate Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 3,345,237,845 shares of common stock outstanding on November 30, 2012, as shown by the most recent report published by the issuer. The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person’s name in such table.

			Number of Shares of Common Stock as to Which Reporting Person has
Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
S. Robson Walton 1/	1,613,547,122	48.23%	2,845,300	1,610,701,822	2,781,783	1,610,701,822

John T. Walton Estate Trust 2/	1,609,891,131	48.12%	0	1,609,891,131	0	1,609,891,131

Jim C. Walton 3/	1,623,827,499	48.54%	10,499,303	1,613,328,196	10,499,303	1,613,328,196

Alice L. Walton 4/	1,657,871,533	49.56%	6,976,420	1,650,895,113	6,976,420	1,650,895,113

1/ The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 2,781,783 shares held directly by S. Robson Walton, (b) 490,088 shares held by a trust in which S. Robson Walton, as cotrustee thereof, shares voting and dispositive power with another individual who serves as his cotrustee, (c) an aggregate of 320,603 shares held by four trusts – in the case of each such trust, S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the primary beneficiary of each such trust who serves as his cotrustee, (d) 1,609,891,131 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, individually as managing members, and Jim C. Walton,

S. Robson Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, and (e) 63,517 shares held under the Wal-Mart 401(k) Plan for the benefit of S. Robson Walton under which he can direct the vote of such shares, but does not have the power to direct the sale of such shares.

With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

S. Robson Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. He also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC.

2/ The number and percentage of shares of common stock shown in the table as beneficially owned by the John T. Walton Estate Trust represent (a) 1,609,891,131 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as cotrustees of the John T. Walton Estate Trust, a managing member of Walton Enterprises, LLC, share voting and dispositive power with S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members thereof.

With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

The John T. Walton Estate Trust disclaims beneficial ownership of the shares listed in (a) above, except to the extent of its actual ownership interest in Walton Enterprises, LLC.

3/ The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 10,493,219 shares held directly by Jim C. Walton, (b) 1,357,974 shares held by a partnership, as to which Jim C. Walton, as a trustee of a certain trust that is a general partner thereof, shares voting and dispositive power with Alice L. Walton, as a trustee of certain trusts that are general partners thereof, and with certain of his nieces and nephews, the other general partners thereof, (c) 1,609,891,131 shares held by Walton Enterprises, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, (d) 2,174 shares held by the John T. Walton Residuary Trust, as to which Jim C. Walton, Alice L. Walton and an entity under her control, as cotrustees, share dispositive and voting power, (e) 6,084 shares representing phantom shares under the Wal-Mart Stores, Inc. Director Compensation Plan, and (f) 2,076,917 shares held by a corporation organized and operated for charitable purposes, as to which Jim C. Walton as a director thereof, shares voting and dispositive power with six other unrelated individuals, the other directors thereof.

With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

Jim C. Walton disclaims beneficial ownership of the shares listed in (b), (d) and (f) above. He also disclaims beneficial ownership of the shares listed in (c) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC.

4/ The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 6,748,580 shares held directly by Alice L. Walton, (b) 227,840 shares held by a trust, of which Alice L. Walton is the sole trustee, (c) 1,357,974 shares held by a partnership, as to which Alice L. Walton, as a trustee of certain trusts that are general partners thereof, shares voting and dispositive power with Jim C. Walton, as a trustee of a certain trust that is a general partner thereof, and with certain of her nieces and nephews, the other general partners thereof, (d) 1,609,891,131 shares held by Walton Enterprises, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, (e) 2,174 shares held by the John T. Walton Residuary Trust, as to which Jim C. Walton, Alice L. Walton and an entity under her control, as cotrustees, share dispositive and voting power, and (f) 39,643,834 shares held by trusts in which Alice L. Walton, as cotrustee thereof, shares voting and dispositive power with an entity under her control, the other cotrustee thereof.

With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.

Alice L. Walton disclaims beneficial ownership of the shares listed in (b), (c), (e) and (f) above. She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in Walton Enterprises, LLC.